UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*





                           UCI Medical Affiliate, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   902633-10-6
                                 (CUSIP Number)

   Robert A. Leichtle, I-20 at Alpine Road, Columbia, SC 29219 (803) 788-3860
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 13, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box. |_|

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



              Persons  who  respond  to  the   collection  of  information
              contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.    902633-10-6
         --------------------

1.  Names of Reporting Persons

    Blue Cross and Blue Shield of South Carolina
    --------------------------------------------

    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)_________
   (b)_________


3.  SEC Use Only___

4.  Source of Funds (See Instructions)___AF_________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ___________________

6.  Citizenship or Place of Organization__USA_______________________________

Number of          7.  Sole Voting Power____________________________________
Shares
Beneficially       8.  Shared Voting Power___6,726,019______________________
Owned by
Each               9.  Sole Dispositive Power_______________________________
Reporting
Person With       10.  Shared Dispositive Power__6,726,019__________________

11. Aggregate Amount Beneficially Owned by Each Reporting Person__6,726,019_

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ________________

13. Percent of Class Represented by Amount in Row (11)__69.7%_______________

14. Type of Reporting Person (See Instructions)__IC, HC and CO______________

CUSIP No.   902633-10-6
         --------------------

1.  Names of Reporting Persons

    Companion HealthCare Corporation

    I.R.S. Identification Nos. of above persons (entities only).


2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) _________

    (b) _________

3.  SEC Use Only____________________________________________________________

4.  Source of Funds (See Instructions)__WC__________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization USA _______________________________


Number of          7. Sole Voting Power__6,107,838__________________________
Shares
Beneficially       8. Shared Voting Power___________________________________
Owned by
Each               9. Sole Dispositive Power 6,107,838 _____________________
Reporting
Person With       10. Shared Dispositive Power______________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person__6,107,838_

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) _____________________________________________________


13. Percent of Class Represented by Amount in Row (11)__63.3%_______________

14. Type of Reporting Person (See Instructions)__CO_________________________

CUSIP No.     902633-10-6
         ---------------------------

1.  Names of Reporting Persons

    Companion Property and Casualty Insurance Company
    -------------------------------------------------

    I.R.S. Identification Nos. of above persons (entities only).


2.  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)_________

   (b)_________

3.  SEC Use Only____________________________________________________________

4.  Source of Funds (See Instructions)__AF__________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization__USA_______________________________

Number of           7. Sole Voting Power__618,181___________________________
Shares
Beneficially        8. Shared Voting Power__________________________________
Owned by
Each                9. Sole Dispositive Power__618,181______________________
Reporting
Person With        10. Shared Dispositive Power_____________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person__618,181___

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)______________________________________________________

13. Percent of Class Represented by Amount in Row (11)__6.4%________________

14. Type of Reporting Person (See Instructions)__IC and CO__________________

Item 1.  Security and Issuer

     This amendment to Schedule 13D is filed with respect to the common stock, par value $0.05 per share, of UCI Medical Affiliates, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4416 Forest Drive, Columbia, South Carolina 29206.


Item 2.  Identity and Background

Pursuant to Instruction C of the General Instructions to Schedule 13D, the information set forth in sections (A), (B) and (C) below is being provided with respect to each of the three entities on whose behalf this amendment to Schedule 13D is being filed.

(A) Blue Cross and Blue Shield of South Carolina ("BCBS") is a mutual insurance corporation organized under the laws of the state of South Carolina. Its principal business is group health insurance. The address of its principal offices is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of BCBS are listed below. To the knowledge of BCBS, each of the persons listed below is a citizen of the United States of America, and during the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is Chairman of the Board, Chief Executive Officer and President of BCBS.

     (2) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Leichtle is Executive Vice President, Chief Financial Officer and Treasurer of BCBS.

     (3) Thomas G. Faulds, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Faulds is President and Chief Operating Officer of the Blue Cross-Blue Shield Division of BCBS.

     (4) William R. Horton, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Horton is President and Chief Operating Officer of the Government Programs Division of BCBS.

     (5) Stephan K. Wiggins, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Wiggins is Senior Vice President and Chief Information Officer of BCBS.

     (6) Bill L. Amick, Batesburg-Leesville, South Carolina. Mr. Amick is Chief Executive Officer of Amick Farms and a Director of BCBS.

     (7) Helen E. Clawson, Charleston, South Carolina. Mrs. Clawson is an attorney and a Director of BCBS.

     (8) Merl F. Code, Greenville, South Carolina. Mr. Code is an attorney and a Director of BCBS.

     (9) Harry R. Easterling, Bennettsville , South Carolina. Mr. Easterling is an attorney and a Director of BCBS.

     (10) E.Erwin Maddrey II, Greenville, South Carolina. Mr. Maddrey is President of Delta Woodside, Inc. (a textile manufacturer) and a Director of BCBS.

     (11) Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and is a Director of BCBS.

     (12) John M. Trask, Jr., Beaufort, South Carolina. Mr. Trask is Chairman of First Carolina Corporation (a real estate development company) and a Director of BCBS.

(B) Companion HealthCare Corporation ("Companion") is a corporation organized under the laws of the state of South Carolina. Its principal business is the operation of a health maintenance organization, and it is a wholly owned subsidiary of BCBS. The address of its principal offices is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of Companion are listed below. To the knowledge of Companion, each of the persons listed below is a citizen of the United States of America, and during the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is Chief Executive Officer and Chairman of the Board of Directors of Companion. He is also Chairman of the Board, Chief Executive Officer and President of BCBS, and Chairman of the Board and Chief Executive Officer of CPCI.

     (2) Thomas G. Faulds, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Faulds is President and a Director of Companion. He is also is President and Chief Operating Officer of the Blue Cross-Blue Shield Division of BCBS.

     (3) David S. Pankau, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Pankau is Executive Vice President and Chief
          Operating Officer of Companion.

     (4) Douglas R. Fleming, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Fleming is Senior Vice President, Health Services of Companion and a Director of CPIC.

     (5) Timothy L. Vaughn, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Vaughn is Chief Financial Officer and Assistant Treasurer of Companion.

     (6) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Leichtle is Treasurer of Companion. He is also Executive Vice President, Chief Financial Officer and Treasurer of BCBS and Treasurer of CPCI.

     (7) Ann T. Burnett, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Burnet is Vice President of Companion.

     (8) William H. Ferguson, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Ferguson is Vice President of Companion.

     (9) Gary M. Keller, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Keller is Vice President of Companion.

     (10) Mary P. Mazzola, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Mazzola is Vice President of Companion.

     (11) Laura Bird Long, M.D., I-20 at Alpine Road, Columbia, South Carolina 29219. Dr. Long is Chief Medical Officer of Companion.

     (12) Vivian B. Gray, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Gray is Secretary of Companion.

     (13) Judith M. Davis, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Davis is a Director of Companion and a Vice President and Corporate General Counsel with BCBS.

     (14) Bruce E. Honeycutt, I-20 at Alpine Road, Columbia, South Carolina. Mr. Honeycutt is a Vice President with BCBS and a Director of Companion.

(C) Companion Property and Casualty Insurance Company ("CPCI") is a corporation organized under the laws of the state of South Carolina. Its principal business is property and casualty insurance, and it is a wholly owned subsidiary of BCBS. The address of its principal offices is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of CPCI are listed below. To the knowledge of CPCI, each of the persons listed below is a citizen of the United States of America, and during the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is the Chairman of the Board of Directors and Chief Executive Officer of CPCI. He is also the Chairman, President and Chief Executive Officer and a Director of BCBS, and the Chief Executive Officer and the Chairman of the Board of Directors of Companion.

     (2) Charles M. Potok I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Potok is the President and a Director of CPCI.

     (3) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. He is also Executive Vice President, Chief Financial Officer and Treasurer of BCBS and Treasurer and a Director of CPCI.

     (4) Judith M. Davis, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Davis is a Director of CPCI. She is also Vice President and Corporate General Counsel with BCBS and a Director of Companion.

     (5) Douglas R. Fleming, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Fleming is the Senior Vice President, Health Services of Companion and a Director of CPIC.

     (6) William R. Horton, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Horton is a Director of CPCI. He is also President and Chief Operating Officer of the Government Programs Division of BCBS.

     (7) William R. Shrader is a Director of CPCI. He is also Vice President and Chief Actuary of BCBS.

     (8) Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and is a Director of CPCI and BCBS.

Item 3. Source and Amount of Funds or Other Consideration

     On May 13, 2003, Companion purchased an aggregate of 2,020,387 shares of common stock of the Issuer in three private transactions from three holders of such securities. Companion paid cash of $0.40 per share for an aggregate purchase price of $808,154.80 for all of the shares purchased. The purchase price was paid using funds from the working capital of Companion. The aggregate purchase was comprised of a purchase of 300,000 shares from each of Huizenga Investments, LP ("HILP") and Westbury (Bermuda) Ltd. ("WBL"), and the purchase of 1,420,387 shares from MainStreet Healthcare Corporation ("MHC"). Included in the acquisition agreements for such purchases was the agreement by each of HILP, WBL and MHC to vote the 300,000, 300,000, and 1,481,009 shares, respectively, (or an aggregate of an additional 2,081,009 shares, collectively herein, the "Additional Shares")that continued to be held by the three sellers following the sale to Companion in accordance with the instructions of Companion, and to execute appropriate proxies or similar documents as requested by Companion to give effect to this voting right. IMPORTANT NOTE: Companion has notified the sellers of Companion's election not to exercise Companion's rights to instruct the sellers in the voting by the sellers of the Additional Shares, as described in the preceding sentence. Upon ten days prior written notice to any or all of the three sellers, Companion is also entitled under the acquisition agreements until April 30, 2004 to purchase the Additional Shares at a cash price of $0.50 per share.

Item 4. Purpose of Transaction

     The purpose of the acquisition of the securities by Companion described in
Item 3 of this Schedule 13D is for investment, and to assist the Issuer in strengthening facilities used by subscribers of Companion and BCBS in conjunction with services offered by Companion and BCBS, and to assure access to such facilities and related services. Companion may acquire additional shares of common stock of the Issuer by exercise of its rights described in Item 3 of this amendment to Schedule 13D and by exercise of its option described in Item 6 of this amendment to Schedule 13D. None of BCBS, Companion or CPCI presently has any plans to acquire additional shares, although any or all of these entities may do so from time to time in the future.


Item 5. Interest in Securities of the Issuer

     Prior to the purchases by Companion referenced above, Companion was the record and beneficial owner of 2,006,442 shares, or 20.8%, of the Issuer's common stock, with respect to which it had sole voting, investment and dispositive power. CPCI was the record and beneficial owner of 618,181 shares, or 6.4%, of the Issuer's common stock, with respect to which it had sole voting, investment and dispositive power. BCBS may be deemed to have had indirect beneficial ownership of the same shares by virtue of its ownership of all of the stock of, and ability to elect the directors of, Companion and CPCI. Nevertheless, BCBS disclaims such beneficial ownership and hereby declares that pursuant to Rule 13d-4, the filing of this Schedule 13D shall not be construed as an admission that BCBS is the beneficial owner of any of the shares covered by such filing.

     Following the purchases by Companion reflected above, Companion became the record owner of 4,026,829 shares, or 41.7%, of the Issuer's common stock, with respect to which it had sole voting, investment and dispositive power, and became the beneficial owner of 6,107,838 shares, or 63.3%, of the Issuer's common stock as a consequence of it having the right to acquire all of the Additional Shares.
CPCI remained the record and beneficial owner of 618,181 shares, or 6.4%, of the Issuer's common stock, with respect to which it has sole voting, investment and dispositive power. BCBS may be deemed to have indirect beneficial ownership of the 6,107,838 shares beneficially owned by Companion and the 618,181 shares beneficially owned by CPCI by virtue of its ownership of all of the stock of, and ability to elect the directors of, Companion and CPCI. Nevertheless, BCBS disclaims such beneficial ownership and hereby declares that pursuant to Rule 13d-4, the filing of this Schedule 13D shall not be construed as an admission that BCBS is the beneficial owner of any of the shares covered by such filing.

     No other person named in Item 2 of this Schedule 13D is the beneficial owner of any of the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Issuer has granted to each of Companion and CPCI the right to require registration of the shares of the common stock of the Issuer held by each of them (other than the shares acquired in the transaction described in Item 3 of this amendment to Schedule 13D) under certain circumstances as described in the respective stock purchase agreements pursuant to which each of Companion and CPCI acquired shares directly from the Issuer. BCBS and its subsidiaries have the option to purchase as many shares of the Issuer as maybe necessary for BCBS and its subsidiaries to obtain ownership of 47% of the outstanding common stock of the Issuer in the event that the Issuer issues additional stock to other parties (excluding shares issued to employees or directors of Issuer).


Item 7. Material to Be Filed as Exhibits

(a) Copy of written agreement relating to the filing of joint acquisition statements.
(b) Copy of Stock Purchase Agreement between Companion and Huizenga Investments, Limited Partnership and Huizenga Investments, Inc.
(c)  Copy of Stock Purchase Agreement between Companion and Westbury (Bermuda)
     Ltd.
(d) Copy of Stock Purchase Agreement between Companion and Mainstreet Healthcare Corporation.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.



Date: July 18, 2003         BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA
      -------------


                           By:      /s/ M. EDWARD SELLERS
                              -----------------------------------------
                                    M. Edward Sellers
                                    Chairman of the Board, Chief Executive
                                    Officer and President


Date: July 18, 2003        COMPANION HEALTHCARE CORPORATION
      -------------

                           By:      /s/ M. EDWARD SELLERS
                              -----------------------------------------
                                    M. Edward Sellers
                                    Chairman of the Board and Chief Executive
                                    Officer

Date: July 18, 2003        COMPANION PROPERTY AND CASUALTY INSURANCE COMPANY
      -------------


                           By:      /s/ M. EDWARD SELLERS
                              -----------------------------------------
                                    M. Edward Sellers
                                    Chairman of the Board and Chief Executive
                                    Officer

EXHIBIT 1
to Amendment No. 7 to Schedule 13D




                     AGREEMENT TO FILE SCHEDULES 13D JOINTLY



     Pursuant to the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13D (or an amendment thereto) relating to shares of UCI Medical Affiliates, Inc., which Schedule 13D relates as to each of them to the same securities, they agree that only one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person. Dated this 13th day of May, 2003.



                  BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA


                        By:      /s/ M. Edward Sellers
                           -----------------------------------------
                                 M. Edward Sellers
                                 Chairman of the Board, Chief
                                 Executive Officer and President


                        COMPANION HEALTHCARE CORPORATION


                        By:      /s/ M. Edward Sellers
                           -----------------------------------------
                                 M. Edward Sellers
                                 Chairman of the Board and Chief
                                 Executive Officer


                        COMPANION PROPERTY AND CASUALTY INSURANCE COMPANY


                        By:      /s/ M. Edward Sellers
                           -----------------------------------------
                                 M. Edward Sellers
                                 Chairman of the Board and Chief
                                 Executive Officer

EXHIBIT 2
to Amendment No. 7 to Schedule 13D

                            STOCK PURCHASE AGREEMENT

     Parties. This Stock Purchase Agreement (the "Agreement") is made and entered into between COMPANION HEALTHCARE CORPORATION (the "Purchaser") and HUIZENGA INVESTMENTS LIMITED PARTNERSHIP (Shareholder), and HUIZENGA INVESTMENTS INC, its General Partner (collectively, the "Seller"). The Purchaser and the Seller are sometimes referred to in this Agreement as the "Parties".

1. Effective Date. The Parties have made this Agreement to be effective as of the date set forth immediately above the Parties signatures to this Agreement.

2. Consideration. The Parties have made this Agreement In consideration of the mutual promises and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged.

3. First Stock Purchase. The Seller owns 600,000 shares (the "Shares") of the $.05 par value common stock of UCI Medical Affiliates, Inc. The Seller shall sell to the Purchaser, and the Purchaser shall buy from the Seller, 300,000 Shares (the "First Shares") at the cash price of $0.40 per Share. The closing of the purchase (the "First Closing") shall take place at 10:00 a.m. on the earlier of May 5, 2003 or the date five (5) days after the Notice of the UCI Shareholders' Meeting is mailed, at the offices of the Purchaser in Columbia, South Carolina. At the First Closing the Purchaser shall pay to the Seller in full by wire transfer the aggregate purchase price of the First Shares. At the First Closing the Seller shall deliver to the Purchaser the certificates) evidencing the First Shares, together with executed and medallion guaranteed stock powers duly endorsed in blank.

4. Second Stock Purchase. The Seller shall sell to the Purchaser (or Purchaser's designee), and the Purchaser (or Purchaser's designee) shall buy from the Seller, 300,000 Shares (the "Second Shares") at the cash price of $0.50 per Share. The closing of the purchase (the "Second Closing") shall take place at the offices of the Purchaser in Columbia, South Carolina at 10:00 a.m. on a business day not later than April 30, 2004 (as soon after the First Closing as reasonably possible in the Purchaser's discretion), chosen by the Purchaser and communicated to the Seller by at least ten (10) days prior written notice. At the Second Closing the Purchaser (or the Purchaser's designee) shall pay to the Seller in full by wire transfer the aggregate purchase price of the Second Shares. At the Second Closing the Seller shall deliver to the Purchaser (or the Purchaser's designee) the certificates) evidencing the Second Shares, together with executed and medallion guaranteed stock powers duly endorsed in blank.

5. Voting Agreement. If the Purchaser's Board of Directors approves the purchase of the Shares pursuant to this Agreement as set forth in section 7, and so long as the Purchaser is not in breach of its obligation to buy the Second Shares, the Seller shall vote the Second Shares on all matters as instructed by the Purchaser. The Seller shall promptly execute and deliver to the Purchaser upon request from time to time a proxy or similar instrument in customary form and consistent with this Agreement in order to give effect to this paragraph.

6. Condition Precedent. If the Department of Insurance of the State of South Carolina does not approve the purchase of the Shares as set forth herein on or before the earlier of April 30, 2003, or the date that the Notice of UCI Shareholders' Meeting is mailed, this Agreement shall become null and void and of no effect and neither Party shall have any further obligation whatsoever in respect of this Agreement.

7.   Representations of the Seller. The Seller represents and warrants that:

     (a) The Seller has full power and authority to enter into and perform its obligations under this Agreement.

     (b) This Agreement is the legal, valid, and binding obligation of the Seller enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, and principles of equity.

     (c) The execution, delivery and performance of this Agreement do not require the consent of any other person, public or private, or violate or conflict with, or constitute a current or prospective breach of or default under, any agreement, instrument or other obligation by which the Seller is bound or to which any of the Seller's assets are subject.

     (d) At the applicable closing the Seller shall convey to the Purchaser good and marketable title to the Shares, free and clear of all liens, encumbrances or other rights or interest of any nature of any other person or entity.

8. Representations of the Purchaser. The Purchaser represents and warrants that:

     (a) Subject to paragraph 6, the Purchaser has full power and authority to enter into and perform its obligations under this Agreement.

     (b) This Agreement is the legal, valid, and binding obligation of the Purchaser enforceable in accordance with its terms except as such enforceability, may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, and principles of equity.

     (c) The execution, delivery and performance of this Agreement do not require the consent of any other person, public or private, or violate or conflict with, or constitute a current or prospective breach of or default under, any agreement, instrument or other obligation. by which the Purchaser is bound or to which any of the Purchaser's assets are subject.

9. Additional Assurances. The provisions of this Agreement shall be self-operative and shall not require further agreement by the Parties except as may be herein specifically provided to the contrary; provided, however, at the request of any Party, the other Parties shall execute such additional instruments and take such additional acts as may be necessary to effectuate or confirm this Agreement.

10. Notices. All notices or other communications between the Parties under this Agreement shall be in writing, and shall be deemed to have been duly made upon the earlier of (i) actual receipt by the Party, or (ii) the third business day after being sent by Federal Express, to the address specified for the Party opposite the Party's signature below, or to such other address as the Party may hereafter specify in a notice duly given to the other Party in the manner herein set forth.

11. Assignment. The Purchaser shall not assign this Agreement without the consent of the Seller, which consent shall not be unreasonably withheld, provided, however, that that Purchaser may freely assign this Agreement to an affiliate or other third party provided that the Purchaser remains liable for performance in the event of non-performance by the assignee. The Seller may not assign this Agreement in whole or in part.

12. Modifications. This Agreement can only be modified by a written agreement duly signed by authorized representatives of the Parties, and variances from or additions to the terms and conditions of this Agreement in any other writing will be of no effect. Moreover, in order to avoid uncertainty, ambiguity and misunderstandings in their relationships, the Parties covenant and agree not to enter into any oral agreement or understanding inconsistent or in conflict with this Agreement, any oral communication allegedly or purportedly constituting such an agreement or understanding shall be absolutely null, void and without effect.

13. Cumulative Remedies. All rights and remedies of a Party hereunder shall be cumulative and in addition to such rights and remedies as may be available to such Party at law or equity.

14. No Inference Against Author. No provision of this Agreement shall be interpreted against any Party because such Party or its legal representative drafted such provision.

15. Captions and Headings. The captions and headings are included in this Agreement for convenience only, and shall not be deemed to define, limit or describe the scope or intent of this Agreement, or of any provision hereof, nor in any way affect the interpretation of this Agreement.

16. Waiver. Any waiver by any Party of any breach or any term or condition hereof shall be effective only if in writing and such writing shall not be deemed to be a waiver of any subsequent or other breach, term or condition of this Agreement.

17. Third Parties. The provisions of this Agreement are not intended for the benefit of any third party, and no third party shall be deemed to have any rights hereunder whatsoever.

18. Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior or contemporaneous written or oral agreements and representations between the Parties.

19. Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

20. Governing Law. The construction and interpretation of this Agreement shall at all times and in all respects be governed by the laws of the State of South Carolina.

21. Issuance of Additional Shares. During the term of this Agreement, neither the Purchaser (nor any assignee, affiliate or subsidiary) of the Purchaser under this Agreement shall cause UCI to issue additional stock of UCI in such a manner as to dilute the shares held by Seller without the Seller's consent, which shall not be unreasonably withheld. This obligation shall begin upon the consummation of this First Closing and conclude upon the consummation of the Second Closing.

22. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS of their agreement among them as to all of the foregoing, the Parties have executed this Agreement as of April ___, 2003

Notice Address:                                SELLER:
                                               HUIZENGA INVESTMENTS LIMITED
                                               PARTNERSHIP
c/o Huizenga Holdings, Inc.
450 E Las Olas Blvd. 15 Floor                 By:  HUIZENGA INVESTMENTS INC, its
Fort Lauderdale, FL  33301                         General Partner
                                              By:  /s/ CHRIS V. BRANDEN
                                                   -------------------
                                                      Chris V. Branden
                                              Title:  Vice President
                                                    -------------------


Notice Address:                                PURCHASER:
                                               COMPANION HEALTHCARE CORPORATION
Companion Healthcare Corporation
I-20 at Alpine Road                                  By:  /s/ ROBERT A. LEICHTLE
                                                          ----------------------
Columbia, South Carolina 29219                           Robert A. Leichtle
                                                  Title: Chief Executive Officer

EXHIBIT 3
to Amendment No. 7 to Schedule 13D

                            STOCK PURCHASE AGREEMENT

     Parties. This Stock Purchase Agreement (the "Agreement") is made and entered into between COMPANION HEALTHCARE CORPORATION (the "Purchaser") and WESTBURY (BERMUDA) LTD. (the "Seller"). The Purchaser and the Seller are sometimes referred to in this Agreement as the "Parties".

1. Effective Date. The Parties have made this Agreement to be effective as of the date set forth immediately above the Parties signatures to this Agreement.

2. Consideration. The Parties have made this Agreement In consideration of the mutual promises and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged.

3. First Stock Purchase. The Seller owns 600,000 shares (the "Shares") of the $.05 par value common stock of UCI Medical Affiliates, Inc. The Seller shall sell to the Purchaser, and the Purchaser shall buy from the Seller, 300,000 Shares (the "First Shares") at the cash price of $0.40 per Share. The closing of the purchase (the "First Closing") shall take place at 10:00 a.m. on the earlier of May 5, 2003 or the date five (5) days after the Notice of the UCI Shareholders' Meeting is mailed, at the offices of the Purchaser in Columbia, South Carolina. At the First Closing the Purchaser shall pay to the Seller in full by wire transfer the aggregate purchase price of the First Shares. At the First Closing the Seller shall deliver to the Purchaser the certificates) evidencing the First Shares, together with executed and medallion guaranteed stock powers duly endorsed in blank.

4. Second Stock Purchase. The Seller shall sell to the Purchaser (or Purchaser's designee), and the Purchaser (or Purchaser's designee) shall buy from the Seller, 300,000 Shares (the "Second Shares") at the cash price of $0.50 per Share. The closing of the purchase (the "Second Closing") shall take place at the offices of the Purchaser in Columbia, South Carolina at 10:00 a.m. on a business day not later than April 30, 2004 (as soon after the First Closing as reasonably possible in the Purchaser's discretion), chosen by the Purchaser and communicated to the Seller by at least ten (10) days prior written notice. At the Second Closing the Purchaser (or the Purchaser's designee) shall pay to the Seller in full by wire transfer the aggregate purchase price of the Second Shares. At the Second Closing the Seller shall deliver to the Purchaser (or the Purchaser's designee) the certificates) evidencing the Second Shares, together with executed and medallion guaranteed stock powers duly endorsed in blank.

5. Voting Agreement. If the Purchaser's Board of Directors approves the purchase of the Shares pursuant to this Agreement as set forth in section 7, and so long as the Purchaser is not in breach of its obligation to buy the Second Shares, the Seller shall vote the Second Shares on all matters as instructed by the Purchaser. The Seller shall promptly execute and deliver to the Purchaser upon request from time to time a proxy or similar instrument in customary form and consistent with this Agreement in order to give effect to this paragraph.

6. Condition Precedent. If the Department of Insurance of the State of South Carolina does not approve the purchase of the Shares as set forth herein on or before the earlier of April 30, 2003, or the date that the Notice of UCI Shareholders' Meeting is mailed, this Agreement shall become null and void and of no effect and neither Party shall have any further obligation whatsoever in respect of this Agreement.

7.   Representations of the Seller. The Seller represents and warrants that:

     (a) The Seller has full power and authority to enter into and perform its obligations under this Agreement.

     (b) This Agreement is the legal, valid, and binding obligation of the Seller enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, and principles of equity.

     (c) The execution, delivery and performance of this Agreement do not require the consent of any other person, public or private, or violate or conflict with, or constitute a current or prospective breach of or default under, any agreement, instrument or other obligation by which the Seller is bound or to which any of the Seller's assets are subject.

     (d) At the applicable closing the Seller shall convey to the Purchaser good and marketable title to the Shares, free and clear of all liens, encumbrances or other rights or interest of any nature of any other person or entity.

8. Representations of the Purchaser. The Purchaser represents and warrants that:

     (a) Subject to paragraph 6, the Purchaser has full power and authority to enter into and perform its obligations under this Agreement.

     (b) This Agreement is the legal, valid, and binding obligation of the Purchaser enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, and principles of equity.

     (c) The execution, delivery and performance of this Agreement do not require the consent of any other person, public or private, or violate or conflict with, or constitute a current or prospective breach of or default under, any agreement, instrument or other obligation by which the Purchaser is bound or to which any of the Purchaser's assets are subject.

9. Additional Assurances. The provisions of this Agreement shall be self-operative and shall not require further agreement by the Parties except as may be herein specifically provided to the contrary; provided, however, at the request of any Party, the other Parties shall execute such additional instruments and take such additional acts as may be necessary to effectuate or confirm this Agreement.

10. Notices. All notices or other communications between the Parties under this Agreement shall be in writing, and shall be deemed to have been duly made upon the earlier of (i) actual receipt by the Party, or (ii) the third business day after being sent by Federal Express, to the address specified for the Party opposite the Party's signature below, or to such other address as the Party may hereafter specify in a notice duly given to the other Party in the manner herein set forth.

11. Assignment. The Purchaser shall not assign this Agreement without the consent of the Seller, which consent shall not be unreasonably withheld, provided, however, that that Purchaser may freely assign this Agreement to an affiliate or other third party provided that the Purchaser remains liable for performance in the event of non-performance by the assignee. The Seller may not assign this Agreement in whole or in part.

12. Modifications. This Agreement can only be modified by a written agreement duly signed by authorized representatives of the Parties, and variances from or additions to the terms and conditions of this Agreement in any other writing will be of no effect. Moreover, in order to avoid uncertainty, ambiguity and misunderstandings in their relationships, the Parties covenant and agree not to enter into any oral agreement or understanding inconsistent or in conflict with this Agreement, any oral communication allegedly or purportedly constituting such an agreement or understanding shall be absolutely null, void and without effect.

13. Cumulative Remedies. All rights and remedies of a Party hereunder shall be cumulative and in addition to such rights and remedies as may be available to such Party at law or equity.

14. No Inference Against Author. No provision of this Agreement shall be interpreted against any Party because such Party or its legal representative drafted such provision.

15. Captions and Headings. The captions and headings are included in this Agreement for convenience only, and shall not be deemed to define, limit or describe the scope or intent of this Agreement, or of any provision hereof, nor in any way affect the interpretation of this Agreement.

16. Waiver. Any waiver by any Party of any breach or any term or condition hereof shall be effective only if in writing and such writing shall not be deemed to be a waiver of any subsequent or other breach, term or condition of this Agreement.

17. Third Parties. The provisions of this Agreement are not intended for the benefit of any third party, and no third party shall be deemed to have any rights hereunder whatsoever.

18. Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior or contemporaneous written or oral agreements and representations between the Parties.

19. Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

20. Governing Law. The construction and interpretation of this Agreement shall at all times and in all respects be governed by the laws of the State of South Carolina.

21. Issuance of Additional Shares. During the term of this Agreement, neither the Purchaser (nor any assignee, affiliate or subsidiary) of the Purchaser under this Agreement shall cause UCI to issue additional stock of UCI in such a manner as to dilute the shares held by Seller without the Seller's consent, which shall not be unreasonably withheld. This obligation shall begin upon the consummation of this First Closing and conclude upon the consummation of the Second Closing.

22. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

               [The balance of this page is intentionally blank.]

     IN WITNESS of their agreement among them as to all of the foregoing, the Parties have executed this Agreement as of April , - 2003

                                                       SELLER:

Notice Address:                                        WESTBURY (BERMUDA) LTD.


Victoria Hall                                         By:  /s/ ROBERT MARTYN
-----------------------------------------                -------------------

11 Victoria Street                                             Robert Martyn
-----------------------------------------

-----------------------------------------                 Title:  President
Hamilton, Bermuda HM12
-----------------------------------------
Notice Address:                                              PURCHASER:

                                                      COMPANION HEALTHCARE
                                                      CORPORATION
Companion Healthcare Corporation                      By: /s/ ROBERT A. LEICHTLE
-----------------------------------------                 ----------------------
                                                             Robert A. Leichtle
I-20 at Alpine Road
-------------------                               Title: Chief Executive Officer
Columbia, South Carolina 29219
-----------------------------------------

EXHIBIT 4
to Amendment No. 7 to Schedule 13D


                            STOCK PURCHASE AGREEMENT

     Parties. This Stock Purchase Agreement (the "Agreement") is made and entered into between COMPANION HEALTHCARE CORPORATION (the "Purchaser") and MAINSTREET HEALTHCARE CORPORATION (the "Seller"). The Purchaser and the Seller are sometimes referred to in this Agreement as the "Parties".

1. Effective Date. The Parties have made this Agreement to be effective as of the date set forth immediately above the Parties signatures to this Agreement.

2. Consideration. The Parties have made this Agreement In consideration of the mutual promises and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged.

3. Stock Purchase. The Seller owns 2,901,396 shares (the "Shares") of the $.05 par value common stock of UCI Medical Affiliates, Inc. The Seller shall sell to the Purchaser, and the Purchaser shall buy from the Seller, 1,420,387 Shares (the "First Shares") at the cash price of $0.40 per Share. The closing of the purchase (the "First Closing") shall take place at 10:00 a.m. on the earlier of May 5, 2003 or the date five (5) days after the Notice of the UCI Shareholders' Meeting is mailed, at the offices of the Purchaser in Columbia, South Carolina. At the First Closing the Purchaser shall pay to the Seller in full by wire transfer the aggregate purchase price of the First Shares. At the First Closing the Seller shall deliver to the Purchaser the certificate(s) evidencing the First Shares, together with executed and medallion guaranteed stock powers duly endorsed in blank.

4. Stock Purchase. The Seller shall sell to the Purchaser (or Purchaser's designee), and the Purchaser (or Purchaser's designee) shall buy from the Seller, 1,481,009 Shares (the "Second Shares") at the cash price of $0.50 per Share. The closing of the purchase (the "Second Closing") shall take place at the offices of the Purchaser in Columbia, South Carolina at 10:00 a.m. on a business day not later than April 30, 2004 (as soon after the First Closing as reasonably possible in the Purchaser's discretion), chosen by the Purchaser and communicated to the Seller by at least ten (10) days prior written notice. At the Second Closing the Purchaser (or the Purchaser's designee) shall pay to the Seller in full by wire transfer the aggregate purchase price of the Second Shares. At the Second Closing the Seller shall deliver to the Purchaser (or the Purchaser's designee) the certificates) evidencing the Second Shares, together with executed and medallion guaranteed stock powers duly endorsed in blank.

5. Voting Agreement. If the Purchaser's Board of Directors approves the purchase of the Shares pursuant to this Agreement as set forth in section 7, and so long as the Purchaser is not in breach of its obligation to buy the Second Shares, the Seller shall vote the Second Shares on all matters as instructed by the Purchaser. The Seller shall promptly execute and deliver to the Purchaser upon request from time to time a proxy or similar instrument in customary form and consistent with this Agreement in order to give effect to this paragraph.

6. Condition Precedent. If the Department of Insurance of the State of South Carolina does not approve the purchase of the Shares as set forth herein on or before the earlier of April 30, 2003, or the date that the Notice of UCI Shareholders' Meeting is mailed, this Agreement shall become null and void and of no effect and neither Party shall have any further obligation whatsoever in respect of this Agreement.

7.   Representations of the Seller. The Seller represents and warrants that:

     (a) The Seller has full power and authority to enter into and perform its obligations under this Agreement.

     (b) This Agreement is the legal, valid, and binding obligation of the Seller enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, and principles of equity.

     (c) The execution, delivery and performance of this Agreement do not require the consent of any other person, public or private, or violate or conflict with, or constitute a current or prospective breach of or default under, any agreement, instrument or other obligation by which the Seller is bound or to which any of the Seller's assets are subject.

     (d) At the applicable closing the Seller shall convey to the Purchaser good and marketable title to the Shares, free and clear of all liens, encumbrances or other rights or interest of any nature of any other person or entity.

8. Representations of the Purchaser. The Purchaser represents and warrants that:

     (a) Subject to paragraph 7, the Purchaser has full power and authority to enter into and perform its obligations under this Agreement.

     (b) This Agreement is the legal, valid, and binding obligation of the Purchaser enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, and principles of equity.

     (c) The execution, delivery and performance of this Agreement do not require the consent of any other person, public or private, or violate or conflict with, or constitute a current or prospective breach of or default under, any agreement, instrument or other obligation by which the Purchaser is bound or to which any of the Purchaser's assets are subject.

9. Additional Assurances. The provisions of this Agreement shall be self-operative and shall not require further agreement by the Parties except as may be herein specifically provided to the contrary; provided, however, at the request of any Party, the other Parties shall execute such additional instruments and take such additional acts as may be necessary to effectuate or confirm this Agreement.

10. Notices. All notices or other communications between the Parties under this Agreement shall be in writing, and shall be deemed to have been duly made upon the earlier of (i) actual receipt by the Party, or (ii) the third business day after being sent by certified United States mail, return receipt requested, postage pre-paid, to the address specified for the Party opposite the Party's signature below, or to such other address as the Party may hereafter specify in a notice duly given to the other Party in the manner herein set forth.

11. Assignment. The Purchaser shall have the right to freely assign this Agreement without the consent of the Seller. The Seller may not assign this Agreement in whole or in part.

12. Modifications. This Agreement can only be modified by a written agreement duly signed by authorized representatives of the Parties, and variances from or additions to the terms and conditions of this Agreement in any other writing will be of no effect. Moreover, in order to avoid uncertainty, ambiguity and misunderstandings in their relationships, the Parties covenant and agree not to enter into any oral agreement or understanding inconsistent or in conflict with this Agreement, any oral communication allegedly or purportedly constituting such an agreement or understanding shall be absolutely null, void and without effect.

13. Cumulative Remedies. All rights and remedies of a Party hereunder shall be cumulative and in addition to such rights and remedies as may be available to such Party at law or equity.

14. No Inference Against Author. No provision of this Agreement shall be interpreted against any Party because such Party or its legal representative drafted such provision.

15. Captions and Headings. The captions and headings are included in this Agreement for convenience only, and shall not be deemed to define, limit or describe the scope or intent of this Agreement, or of any provision hereof, nor in any way affect the interpretation of this Agreement.

16. Waiver. Any waiver by any Party of any breach or any term or condition hereof shall be effective only if in writing and such writing shall not be deemed to be a waiver of any subsequent or other breach, term or condition of this Agreement.

17. Third Parties. The provisions of this Agreement are not intended for the benefit of any third party, and no third party shall be deemed to have any rights hereunder whatsoever.

18. Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior or contemporaneous written or oral agreements and representations between the Parties.

19. Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

20. Governing Law. The construction and interpretation of this Agreement shall at all times and in all respects be governed by the laws of the State of South Carolina.

21. Issuance of Additional Shares. During the term of this Agreement, neither the Purchaser (nor any assignee, affiliate or subsidiary) of the Purchaser under this Agreement shall cause UCI to issue additional stock of UCI in such a manner as to dilute the shares held by Seller without the Seller's consent, which shall not be unreasonably withheld. This obligation shall begin upon the consummation of this First Closing and conclude upon the consummation of the Second Closing.

22. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS of their agreement among them as to all of the foregoing, the Parties have executed this Agreement as of April ___, 2003

Notice Address:                            SELLER:
                                           MAINSTREET HEALTHCARE CORPORATION

3340 Peachtree Rd., Suite 2150                       By:  /s/ ROBERT RIDDETT
------------------------------                          ------------------------
Atlanta, Georgia  30326                                   Robert Riddett
------------------------------                    Title:  President
                                                        ------------------------


Notice Address:                             PURCHASER:
                                            COMPANION HEALTHCARE COROPRATION
_________________________

_________________________                   By:  /s/ ROBERT A. LEICHTLE
                                                 ------------------------------
_________________________                   Robert A. Leichtle
                                            Title:
                                                  -----------------------------